Exhibit 99.1

TALISMAN ENERGY INC.

CERTIFICATE

Reference is made to the annual meeting of shareholders of Talisman Energy Inc. (the “Corporation”) scheduled to be held on May 1, 2013 (the “Meeting”).

I, C. Tamiko Ohta, Vice President, Legal and Corporate Secretary of the Corporation hereby certify, in my capacity as an officer of the Corporation and not in my personal capacity, that:

1.                                    The Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to all beneficial owners of the Corporation at least 21 days before the date fixed for the Meeting.

2.                                    The Corporation has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in Item 1 above in connection with the Meeting.

3.                                    The Corporation is relying upon Section 2.20 of NI 54-101 with respect to the abridgement of the time periods prescribed in Sections 2.2(1) and 2.5(1) of NI 54-101.

Dated the 25th day of March, 2013.

TALISMAN ENERGY INC.

(Signed) “C. Tamiko Ohta”

C. Tamiko Ohta

Vice President, Legal and Corporate Secretary